FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

GETTY COPPER INC. (File #000-1052204)

(Translation of registrant's name into English)

Suite 550-999 WEST HASTINGS STREET, VANCOUVER, BC CANADA V6C 2W2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.

(Registrant)

Date: May 6, 2003

By:

“JOHN LEPINSKI”

 JOHN LEPINSKI

Its:

PRESIDENT

(Title)

GETTY COPPER CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

AUDITORS'  REPORT

To the Shareholders of

Getty Copper Corp.

We have audited the balance sheets of Getty Copper Corp. as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its activities and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

CHARTERED  ACCOUNTANTS

Vancouver,  Canada

February 27, 2003

GETTY COPPER CORP.

BALANCE SHEETS

(In Canadian Dollars)

	December 31,
ASSETS	2002	2001
Current assets
Cash and short-term investments	$ 124,518	$ 1,436
Exploration tax credits and goods and services tax recoverable	27,878	6,361
Prepaid expenses	7,601	1,496

	159,997	9,293

Mineral properties (note 3)	471,508	471,508

Capital assets (note 4)	199,325	214,370

	$ 830,830	$ 695,171

LIABILITIES
Current liabilities
Accounts payable	$ 183,407	$ 357,152
Loan payable (note 5)	66,621	114,221
Current portion of mortgage payable	1,705	100,838

	251,733	572,211

Accounts payable deferred (note 6)	193,629	---

Mortgage payable (note 7)	98,860	---

	544,222	572,211

SHAREHOLDERS' EQUITY

Share capital (note 9)	12,219,794	11,805,210

Contributed surplus (note 9)	767,966	767,966

Deficit	(12,701,152)	(12,450,216)

	286,608	122,960

	$ 830,830	$ 695,171

Approved by the Directors

“John B. Lepinski”

,  Director

“Donald R. Willoughby”

,  Director

See accompanying notes to the financial statements.

GETTY COPPER CORP.

STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian Dollars)

	Year Ended
	December 31,
	2002	2001	2000
Revenue
Interest	$ 309	$ 5,025	$ 4,002
Rent	667	---	---

	976	5,025	4,002

Expenses
Amortization	6,074	7,358	9,722
General and administrative	229,767	192,428	200,997

	235,841	199,786	210,719

	(234,865)	(194,761)	(206,717)
Provision for impairment of and exploration costs
of mineral properties (note 3)	(16,071)	(9,417,727)	---

Loss for the year before income taxes	(250,936)	(9,612,488)	(206,717)

Future income tax recovery (note 8)	---	1,773,000	25,000

Net loss for the year	(250,936)	(7,839,488)	(181,717)

Deficit, beginning of the year	(12,450,216)	(4,610,728)	(4,429,011)

Deficit, end of the year	$ (12,701,152)	$ (12,450,216)	$ (4,610,728)

See accompanying notes to the financial statements.

GETTY COPPER CORP.

STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

	Year Ended
	December 31,
	2002	2001	2000
Cash flows from (used in) operating activities
Net loss for the year	$ (250,936)	$ (7,839,488)	$ (181,717)
Add: Items not involving cash
Amortization	6,074	7,358	9,722
Provision for impairment of and
exploration costs of
mineral properties	16,071	9,417,727	---
Future income tax recovery	---	(1,773,000)	(25,000)

	(228,791)	(187,403)	(196,995)
Net change in non-cash working
capital balances
Increase in exploration tax credits and
goods and services tax recoverable	(21,517)	(975)	(2,544)
Decrease (increase) in prepaid expenses	(6,105)	6,095	---
Increase in accounts payable	19,884	78,512	4,433

	(236,529)	(103,771)	(195,106)

Cash flows from (used in) financing activities
Proceeds of (repayment of) loan, net	(47,600)	28,321	12,200
Mortgage principal repayments	(273)	(1,312)	(62)
Issuance of shares, net of issuance costs	414,584	---	396,463

	366,711	27,009	408,601

Cash flows used in investing activities
Exploration costs	(4,855)	(117,433)	(19,280)
Acquisition of capital assets	(2,245)	(1,365)	---

	(7,100)	(118,798)	(19,280)

Increase (decrease) in cash during the year	123,082	(195,560)	194,215

Cash and short-term investments,
beginning of the year	1,436	196,996	2,781

Cash and short-term investments,
end of the year	$ 124,518	$ 1,436	$ 196,996

See accompanying notes to the financial statements.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

1.

General information

The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  In addition, the company is dependent upon external sources of financing in order to fund the exploration and development of its mineral properties.  The recoverability of amounts shown for mineral properties and the ability of the company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition thereof.

The company has an urgent need for equity capital and financing for working capital requirements and to fund exploration and development of its mineral properties.  The company is not in a position to discharge its liabilities as they became due in the ordinary course of business.

Subsequent to December 31, 2002 the company changed its name to Getty Copper Inc.

2.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern which do not differ from those established in the United States, except as described in note 13.  The financial statements do not give effect to adjustments that would be necessary should the company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral properties

Costs of acquisition and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned.  If there is an indication of impairment the mineral properties are written down to the estimated net recoverable amount.  The company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

2.

Significant accounting policies - continued

c)

Capital assets

Capital assets are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

30%

Computer software

100%

Office equipment

20%

Portable buildings

30%

a)

Stock option plan

The company records compensation expense when stock or stock options are issued to employees.  Prior to 2002, no compensation expense was recorded when stock or stock options were issued to employees.

e)

Future income taxes

The company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

a)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs.

g)

Flow-through financing

The company has issued flow-through shares, which transfer the tax deductibility of exploration expenditures to the investors.  Proceeds received on the issue of such shares is credited to share capital and the related exploration costs is charged to mineral properties.  The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

h)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of management estimates relate to the valuation of its mineral properties and the determination of useful lives of capital assets for purposes of calculating amortization.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

3.

Mineral properties

	2002	2001

Getty Northwest mineral claims, acquisition costs	$ 33,210	$ 33,210

Getty Central mineral claims, 50% interest, acquisition costs	9,300	9,300

Getty North mineral claims, acquisition costs	352,398	352,398

Getty South mineral claims, 50% interest, acquisition costs	63,300	63,300

Getty Southwest mineral claims, 50% interest, acquisition costs	13,300	13,300

Transvaal mineral claims, 50% interest	---	---

	$ 471,508	$ 471,508

Exploration costs provided for are comprised of:

	2002	2001

Assay	$ 473,396	$ 473,293
Drilling	4,207,932	4,207,932
Environmental	254,454	254,454
Feasibility study	129,886	129,886
Geology	2,420,131	2,408,409
Metallurgy	228,085	228,085
Other	1,706,004	1,701,758
Provision for impairment and exploration costs	(9,419,888)	(9,403,817)

	$ ---	$ ---

Capital asset amortization included in exploration costs during 2002 amounted to $11,216

(2001 - $13,370).

Exploration tax credits included in exploration costs during 2002 amounted to $24,404 (2001 - $NIL).

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 210 square kilometres.

The Getty Northwest and Getty North mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the company.

The company acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak.  The terms of the acquisition were not met and on November 8, 2002 the company and Robak terminated the original agreement and entered into an agreement for the company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the company (see note 9) at a deemed value of $1,200,000, an agreement by the company to pay 100% of the costs to place the Getty South mineral claims into production, and a 1-1/2% net smelter royalty in favour of Robak.  The purchase completed subsequent to December 31, 2002 upon the receipt of regulatory approval.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

3.

Mineral properties - continued

The Transvaal mineral claims were acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), a related company, and are subject to a 1-1/2% net smelter royalty.  The company has a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once the condition is met, the company and Genco Resources Inc. will enter into a joint venture.  As of December 31, 2002 the company had spent $340,185 on exploration.

The company is pursuing approaches to further develop its mineral properties.  Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties the company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, during 2001 the company recorded a provision for impairment of its exploration costs in the amount of $9,403,817 and of claims acquisition costs of $13,910.

4.

Capital assets

	2002
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 39,602	$ 35,950	$ 3,652
Computer equipment	94,424	82,674	11,750
Computer software	74,359	74,147	212
Office equipment	70,592	52,274	18,318
Portable buildings	12,112	11,264	848
Building	178,124	35,901	142,223
Land	22,322	---	22,322

	$ 491,535	$ 292,210	$ 199,325

	2001
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 39,602	$ 34,385	$ 5,217
Computer equipment	92,602	78,028	14,574
Computer software	73,935	73,935	---
Office equipment	70,592	47,695	22,897
Portable buildings	12,112	10,901	1,211
Building	178,124	29,975	148,149
Land	22,322	---	22,322

	$ 489,289	$ 274,919	$ 214,370

See note 7.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

5.

Loan payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum, has no fixed terms of repayment, and is secured by a general security agreement.

6.

Accounts payable deferred

Creditors have agreed to defer payment of $193,629 until the earlier of June 3, 2004 or until the company has completed a financing that leaves it with a minimum working capital of $50,000.

7.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

2003	$ 1,705
2004	1,836
2005	1,976
2006	2,127
2007	92,921

$ 100,565

8.

Income taxes

Significant components of the company's future income tax assets and liabilities are as follows:

	2002	2001

Tax value of mineral properties in excess of book value	$ 2,034,000	$ 2,163,000
Tax value of capital assets in excess of book value	110,000	109,000

	2,144,000	2,272,000
Valuation allowance	(2,144,000)	(2,272,000)

	---	---

Net operating loss carryforwards	931,000	975,000
Valuation allowance	(931,000)	(975,000)

	---	---

Net future income tax liabilities	$ ---	$ ---

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

8.

Income taxes - continued

A reconciliation between the company's statutory and effective tax rates is as follows:

	2002	2001	2000

Statutory rate	40%	45%	46%
Tax rate change	---	141	10
Unrecognized benefit of current year's losses	(40)	(168)	(44)

Effective rate of tax recovery	---	18%	12%

At December 31, 2002 the company has approximately $2,457,000 of loss carryforwards available to reduce taxable income for future years.

These losses expire as follows:

2003	$ 501,000
2004	716,000
2005	397,000
2006	236,000
2007	195,000
2008	187,000
2009	241,000

$ 2,473,000

9.

Share capital

	Shares	Amount
Authorized
Unlimited number of common shares
Issued
Balance at January 1, 2001 and December 31, 2001	28,402,313	$ 11,805,210
Shares issued for cash	5,085,000	417,000
Share issue costs		(2,416)

Balance at December 31, 2002	33,487,313	$ 12,219,794

During 2002, the company issued:

a)

3,000,000 units at $0.10 per unit.  Each unit included one common share and one share purchase warrant which entitles the holder to purchase an additional share at a price of $0.10 up to September 24, 2003 and at $0.11 up to September 24, 2004.  At December 31, 2002, all of the warrants remain outstanding.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

9.

Share capital - continued

b)

2,000,000 units at $0.05 per unit.  Each unit included one common share and one share purchase warrant which entitles the holder to purchase an additional common share at a price of $0.10 up to September 26, 2003.  At December 31, 2002, all of the warrants remain outstanding.

a)

85,000 common shares at $0.20 per share upon the exercise of previously outstanding share purchase warrants.  The balance of the previously outstanding share purchase warrants expired during the year.

Subsequent to December 31, 2002 the issued and outstanding common shares of the company were consolidated on the basis of two common shares into one common share.

375,000 shares are held in escrow with their release subject to regulatory approval.  These shares were issued in 1985 for $3,750.  The escrow agreement calls for the release from escrow in accordance with the policies of the securities commission or the stock exchange.  These policies provide for the release based upon exploration and development expenditures by the company.

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration.  The shares were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc.  The shares were surrendered and cancelled incidental to the company's listing application.

See note 3.

10.

Stock options

	2002	2001
Outstanding, January 1
Number of options	1,045,000	1,045,000
Weighted average exercise price	$ .25	$ .25

Expired during year
Number of options	1,045,000	---
Weighted average exercise price	$ .25	$ ---

Outstanding, December 31
Number of options	---	1,045,000
Weighted average exercise price	$ ---	$ .25

During 2002 the company amended its share option plan such that 3,345,231 post consolidation common shares are reserved for issuance under the plan.  See note 9.

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

11.

Commitments

The company is committed to make monthly payments of $3,000 to related parties, for management fees and rent.

12.

Other information

a)

Related party transactions

In addition to the transactions described elsewhere in the financial statements, the company had the following transactions and balances with officers and directors of the company and companies or professional firms with which officers or directors are associated.

	2002	2001

Exploration and development costs incurred	$ 4,256	$ 7,650
Accounts payable	$ 201,523	$ 176,703
Expenses
Interest	$ 10,990	$ 12,454
Management fees	$ 30,000	$ 30,000
Professional fees	$ 12,654	$ 11,451
Rent	$ 6,000	$ 6,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

b)

Financial instruments

The company's financial instruments consist of cash and short-term investments, accounts payable, loan payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying value, unless otherwise noted.  Due to the uncertainty over the timing and amount of repayment, the fair value of the loan payable cannot be reasonably estimated.

c)

Loss per share

Loss per share figures have not been provided as management does not consider this information meaningful considering the company's activities to date.

d)

Statement of cash flows

	2002	2001	2000
Cash used in operating activities includes:
Interest paid	$ 8,871	$ 5,514	$ 15,393
Interest received	$ 309	$ 5,025	$ 4,002

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

13.

United States accounting principles

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ in certain respects from those principles that the company would have followed had its financial statements been prepared in accordance with GAAP in the United States.  The company is considered to be an exploration stage company under United States GAAP.  Differences which materially affect the financial statements are:

a)

Short-term investments, mineral property costs, and escrow shares

United States GAAP requires short-term investments with an original maturity beyond three months be treated as investments rather than cash.

United States GAAP require costs related to mineral properties to be charged as an expense as incurred until it is determined that commercially recoverable reserves exist.

Under United States GAAP, when shares are released from escrow, to the extent fair market value exceeds their issuance price, compensation expense is to be recognized.

Had the company followed GAAP in the United States, certain items on the statements of operations and deficit would have been reported as follows:

	2002	2001	2000

Net loss under Canadian GAAP	$ (250,936)	$ (7,839,488)	$ (181,717)

Effect of the write-off of mineral properties	---	9,286,924	(35,617)

Effect of the write-off of mineral properties
on future income tax recovery	---	(1,773,000)	(25,000)

Net loss under United States GAAP	(250,936)	(325,564)	(242,334)

Deficit, beginning of year under
United States GAAP	(16,613,531)	(16,287,967)	(16,045,633)

Deficit, end of year under
United States GAAP	$ (16,864,467)	$ (16,613,531)	$ (16,287,967)

Loss per share under United States GAAP	($0.01)	($0.01)	($0.01)

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

13.

United States accounting principles - continued

a)

Short-term investments, mineral property costs, and escrow shares - continued

The effect of the differences in accounting under Canadian GAAP and United States GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	December 31, 2002		December 31, 2001
		United		United
	Canadian	States	Canadian	States
	GAAP	GAAP	GAAP	GAAP

Current assets	$ 159,997	$ 159,997	$ 9,293	$ 9,293
Mineral properties	471,508	---	471,508	---
Capital assets	199,325	199,325	214,370	214,370

	$ 830,830	$ 359,322	$ 695,171	$ 223,663

Current liabilities	$ 251,733	$ 251,733	$ 572,211	$ 572,211
Other liabilities	292,489	292,489	---	---
Share capital	12,219,794	13,993,794	11,805,210	13,579,210
Contributed surplus	767,966	2,685,773	767,966	2,685,773
Deficit	(12,701,152)	(16,864,467)	(12,450,216)	(16,613,531)

	$ 830,830	$ 359,322	$ 695,171	$ 223,663

Statements of cash flows

	2002		2001		2000
		United		United		United
	Canadian	States	Canadian	States	Canadian	States
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Cash used in
operating activities	$ (236,529)	$ (241,384)	$ (103,771)	$ (221,204)	$ (195,106)	$ (214,386)

Cash from
financing activities	$ 366,711	$ 366,711	$ 27,009	$ 27,009	$ 408,601	$ 408,601

Cash from (used in)
investing activities	$ (7,100)	$ (94,245)	$ (118,798)	$ 127,225	$ (19,280)	$ (128,590)

GETTY COPPER CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(In Canadian Dollars)

13.

United States accounting principles - continued

b)

Income taxes

Under United States GAAP the benefits of assets with tax bases greater than the carrying amount and of tax loss carryforwards are to be recognized as deferred tax assets.  To the extent that those benefits may not be realized, a valuation allowance is to be provided for.  The company's deferred tax balances would be as follows:

	2002	2001	2000

Deferred tax assets, beginning of the year	$ 3,338,000	$ 3,738,000	$ 3,690,000

Benefit of operating losses, net	---	24,000	48,000

Adjustment for reduction in tax rate	(131,000)	(424,000)	---

Deferred tax assets, end of the year	3,207,000	3,338,000	3,738,000

Valuation allowance, beginning of the year	3,338,000	3,738,000	3,690,000

Current year's valuation allowance (recovery)	(131,000)	(400,000)	48,000

Valuation allowance, end of the year	3,207,000	3,338,000	3,738,000

	$ ---	$ ---	$ ---

The company has determined that realization of the future income tax benefits of the tax bases of the mineral properties being greater than the carrying amount and of net operating loss carryforwards is not more likely than not and therefore a valuation allowance has been recorded.

GETTY COPPER CORP.

FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE B

1.

Exploration and development costs:

Refer to Note 4 to the financial statements

Included in the General Administrative Expenses as Professional Fees are:

For the year ended December 31, 2002 Legal $19,632, Accounting and Audit, $26,956, Consulting Fees $ 12,000.

For the year ended December 31, 2001 Legal $25,664, Accounting and Audit, $26,445.

For the Three Months Ended December 31, 2002 Legal $15,972, Accounting and Audit $12,153, Consulting $ 12,000.

For the Three Months Ended December 31, 2001 Legal $12,443, Accounting and Audit $13,672.

2.

General and administrative expenses:

Refer to the statement of loss and deficit for the Year Ended December 31, 2002 and Note 12 to the financial statements.

3.

a)

Securities issued during the quarter:

(refer to Note 9 to the financial statements)

b)

Options granted during the quarter:

None (refer to note 10 to the financial statements)

c)

Authorized and issued share capital:

Refer to Note 9 to the financial statements

d)

Options, warrants and convertible securities outstanding:

Refer to Note 9 and 10 to the financial statements

e)

Shares in escrow or subject to pooling:

Refer to Note 9 to the financial statements

4.

List of Directors:

William J. Cummer

John B. Lepinski, President, CEO

Jean-Jacques Treyvaud

Vic Preto

Don Willoughby, Secretary, CFO

GETTY COPPER CORP.

FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE C

MANAGEMENT DISCUSSION

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, Getty Copper Corp. has been conducting exploration for copper on its 200 km2, Highland Valley, B.C. mineral property, which adjoins the large copper-molybdenum mining and milling operation of  Highland Valley Copper in the Kamloops Mining Division, British Columbia, Canada.  The Company continues to seek additional properties worthy of exploration and development.  From 1995 to 1998, the Company engaged in the exploration of the Highland Valley mineral property, including a pre-feasibility study by Bateman Engineering, whereby they concluded that “an economic mineable reserve exists in the Getty North Copper Deposit.”  Bateman recommended to Getty Copper Corp. both limited pre-feasibility work and a full feasibility study.

The Getty North Deposit is currently estimated to contain a mineral resource of 72,093,000 drill indicated and drill inferred tonnes averaging 0.31%Cu, including 10,030,000 drill indicated and drill inferred tonnes of oxidized material having an average copper content of 0.40% and 44,405,000 drill indicated and drill inferred tonnes of sulphide copper resource having an average copper content of 0.37%.

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

During the year a new computer was purchased for the office and some mineral claims were abandoned and relocated to consolidate the land package of the property in preparation for the new government regulations regarding mineral title and map staking.  Administrative expenses to date have remained similar to the previous year.

During October 2001, Dr. J Olivier P.Geo completed a 1:10,000 scale geological map was completed over portions of Getty Copper’s Highland Valley property. Geological data was supported with petrographic and lithogeochemical data.  An infill geochemical program was also implemented to clarify the nature of previous geochemical surveys. Geophysical data was also re-interpreted within the 2001  geological framework. The results of these programs may be summarized as follows:

i.    Heavy surficial cover, including both boulder and sandy tills covers much of the property. Ice transport direction is from the north to south. Any geochemical anomalies will have bedrock sources, which lie to the north of the till or soil anomaly, and may be significantly muted.

ii.   Bleached white, silicified, fine grained quartz porphyritic dyke rocks noted in the south western map area are not significantly mineralized.

iii.  A large metasomatically altered metavolcanic roof pendants, with prograde skarn assemblages, underlies much of the magnetic and IP anomalies forming the North Valley anomaly.

iv.  At least five north trending intrusive phases are noted within the map area. Rock composition varies from gabbro-diorites to granites. One of these phases, gabbros, may be permissive hosts to PGM mineralization. Disseminated and stockwork controlled mineralization is noted in the granodiorite rocks along the eastern portion of the property, in a area of extensive drift cover.

GETTY COPPER CORP.

FOR THE YEAR ENDED DECEMBER 31, 2002

SCHEDULE C

MANAGEMENT DISCUSSION

Management Discussion Cont…

v.     A Eocene volcanic centre was mapped in the southeastern property area.

vi.    Large fault structures, the North Valley Fault, Glossie Fault and North Glossie Fault, have been mapped on the property. Two of these structures, the North Glossie and Glossie Faults, are associated with structurally controlled copper-silver vein systems. Mineralization within these structures occurs within well defined veins and quartz-carbonate replacements and within clay altered and bleached rocks in the footwall and hangingwall to these structural zones. The full width of these structurally controlled zones has not been determined. Copper values ranging from 1.81 to 4.18% Cu have been obtained from 1.2 m wide shear hosted veins within the core of the fault. These veins carry up to 5.6 ppm Ag. Rock samples from the footwall of the Glossie fault, external to the central veins in a “cryptic” mineralized zone carry 2.16% Cu and 11.8 g/t Ag over indeterminant widths.

vii.  The surface expression of these structurally controlled fault systems are often highly recessive but, based on an initial geochemical orientation survey, are traceable in B horizon soils.

viii.  A $270,000 follow-up work program for the exploration of (1) high grade structurally controlled  copper-silver zones (2) stockwork or disseminated porphyry style mineralization and (3) screening for potential PGM systems in mafic to ultramafic rocks is recommended.

The company has curtailed exploration activity and administrative expenses until management’s efforts to raise financing are completed.   During the year ended December 31, 2001 the Company’s working capital deficiency increased by $406,767 from December 31, 2000 due to the spending in 2001 of the funds raised through the November 14, 2000 private placement. Whereby the Company issued 1,937,323 units consisting of one regular share and a ½ warrant and 786,667 flow through units, consisting of one flow through share and a ½ warrant.  This financing raised $408,598.50, of which $118,000.05 is flow through. This private placement increased the company’s share capital by $408,599. Getty Copper management continues to seek financing opportunities to raise money to complete baseline environmental studies and leach and assay comparison tests which are a pre-requisite for a feasibility study for Getty North property.

At the year ended December 31, 2001 and December 31, 2002 the financial statements were adjusted to reflect a provision for impairment of mineral properties.  The Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Without a full feasibility study, the Company is unable to determine that it has economically recoverable reserves.  In addition at this time there is no certainty that the company will be able to obtain the necessary financing to complete the exploration and development of the mineral properties. However, the board of directors is confident that a full feasibility will obtain positive results and will therefore continue to actively pursue the development and financing requirements of the Company.

Other than dissemination of press releases to the media, interested shareholders, investors and brokers, there were no investor relations activities undertaken by the Company.

The company’s management remains committed to the development of the company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.  We are optimistic that in the year 2003 and beyond we will see a return to better conditions in the resource industry in British Columbia.

GETTY COPPER CORP.

FOR THE YEAR ENDED DECEMER 31, 2002

SCHEDULE C

MANAGEMENT DISCUSSION

Management Discussion Cont…

During the month of November 2002, 170,000 warrants were exercised, each two warrants entitled the holder to acquire one common share at $0.20 per share.  Thus, 85,000 shares were issued in exchange for the warrants, raising a total of $17,000 in flow though funds for the Company.

During the quarter ended September 30, 2002 the Company closed the following private placements:

a)

2 million Units at a price of $0.05 per Unit.  Each Unit comprises one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 up to September 26, 2003.   The securities will be subject to a one year hold, which will expire on September 27, 2003.  Proceeds from the placement will be used for paying down debt, for working capital and for conducting exploration programs.

b)

3 million units at $0.10 per Unit.  Each Unit comprises one common share and a one share purchase warrant which is exercisable to purchase an additional share at a price of $0.10 per unit up to September 24,2003 and at $0.11 up to September 24, 2004.  The securities were subject to a four-month hold period, which expired on January 26, 2003.  Proceeds from the placement will be used for paying down debt, for working capital and for conducting exploration programs.

The Company’s working capital improved to a deficiency of  $91,736 for the year ended December 31, 2002 from a deficiency of $562,918 at December 31, 2001.  The two private placements referred to above and the creditors agreements to extend the company’s terms of payment contributed to the increase in the company’s working capital.  In September 2002, the company renegotiated the terms of the mortgage on the Logan Lake Building and property which resulted in $98,860 becoming long term debt and therefore contributing to the improvement of the working capital.  General and administrative expenditures for the year ended December 31, 2002 increased to $229,767 compared to $192,428 December 31, 2001.  This increase in expenditures is primarily a result of the addition of the Vancouver office whereby rent increased by $7,571.  Also office expenses increased by $6,412 due to the Special Meeting mailing to all shareholders and the refurbishing of current computers.  Filing fees increased by $8,881 in order to obtain regulatory approval for the resolutions approved by shareholders at the Special Meeting held December 9, 2002.

Subsequent Events:

On December 9, 2002, the Company held a Special Meeting whereby the following resolutions were approved and became effective March 7, 2003:

1)      Two for one consolidation (Reverse Split) of the authorized and issued common shares of the Company.

2)   The directors of the Company be authorized to complete the proposed agreement between the Company and a related party to acquire certain strategic claims, specifically 50% interest in the Getty South and 100% in the Getty Central and Getty Southwest properties in the vicinity of the Company’s principal project, The Getty North Property, for a total of 12 million common shares (pre-reversed-split).

3)      Amendment of the 2001 Share Incentive Plan (“ the Plan”) by reserving up to 3,345,231 post-consolidation common shares for issuance under the Plan and to restate the Plan as the “2002 Share Incentive Plan”.

GETTY COPPER CORP.

CERTIFICATION OF OFFICER

I, John B. Lepinski, President of Getty Copper Corp. (the “Corporation”), of 2556 Palisade Crescent, Port Coquitlam, British Columbia, confirm that a Notice of Meeting, Management Proxy Circular, Report to Shareholders, Report of the Auditor and financial statements for the year end of December 31, 2002, Proxy and Return Card have been sent to each director of the Corporation, to the auditor of the Corporation and to each shareholder of the Corporation entitled to notice of the 2003 annual meeting of the Corporation.

Dated at Coquitlam, British Columbia, this 7th May of May, 2003.

“John Lepinski”

John Lepinski

President

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, British Columbia  V3K 3P1

Phone: (604) - 931-3231   Fax: (604) - 931-2814

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting (the “Meeting”) of Shareholders of GETTY COPPER INC. .. (the “Corporation”) will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on June 10 , 200 3 at 9:30 a.m., local time, for the following purposes:

1.   To receive the report of the directors of the Corporation.

2.  To receive and consider the financial statements of the Corporation for its fiscal period ended December 31, 200 2 and the report of the auditor thereon.

3.   To elect directors of the Corporation for the ensuing year.

4.   To a ppoint the auditor of the Corporation for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

5.  To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

A Management Proxy Circular and a copy of the Annual Report of the Corporation for the year ended December 31, 200 2 accompany this Notice.  The Management Proxy Circular contains details of matters to be considered at the Meeting.  The Annual Report includes the consolidated financial statements and the auditor’s report thereon.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management proxy circular.

DATED at Coquitlam, British Columbia, Ma y 7 , 200 3 ..

BY ORDER OF THE BOARD

“John B. Lepinski”

John B. Lepinski

President and Chief Executive Officer

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, British Columbia, V3K 3P1

MANAGEMENT PROXY CIRCULAR

as at May 5, 2003

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of GETTY COPPER INC. (the “Corporation”) for use at the annual meeting (the “Meeting”) of its shareholders to be held on June 10, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation.  All costs of this solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President and Chief Executive Officer of the Corporation and Secretary and Chief Financial Officer of the Corporation.  A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (416)-263-9394, by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Corporation at 1500 Royal Centre, P.O. Box 11117, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law.  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Registered and Unregistered Shareholders

Registered shareholders may vote the shares they hold in the Corporation either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Management Proxy Circular.

Unregistered shareholders, being persons whose holdings of shares of the Corporation are registered in the name of a stockbroker or financial intermediary, must follow special procedures if they wish to vote at the Meeting.  To vote in person at the Meeting, an unregistered shareholder must insert his or her name in the space provided for in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder.  In such case, the unregistered shareholder attends as a proxyholder for their own shareholdings and is subject to the same limitations as any other proxyholder in voting shares (see “Exercise of Discretion”).  If the unregistered shareholder does not plan to attend the Meeting, the unregistered shareholder can vote by proxy, by following the instructions included on the proxy and provided to the unregistered shareholder by the relevant financial intermediary.  In either case, the proxy must be delivered in the manner provided for in this Management Proxy Circular or as instructed by the shareholder’s financial intermediary.  An unregistered shareholder who does not follow the instructions for delivery of the relevant form of proxy and who attends the Meeting will not be entitled to vote at the Meeting.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for.  A proxy in the accompanying form will confer discretionary authority on the nominees named therein with respect to

(a)   each matter or group of matters identified therein for which a choice is not specified, other than the election of directors and the appointment of an auditor,

(b)    any amendment to or variation of any matter identified therein, and

(c)    any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Management Proxy Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgement.

Voting Shares and Principal Shareholders

As of May 5, 2003 the Corporation had outstanding 16,743,657(1) fully paid and non-assessable common shares without par value, each carrying the right to one vote.

Only shareholders of record at the close of business on May 5, 2003 who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the only persons who, as at May 5, 2003, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation carrying the right to vote in all circumstances are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Co. NCI Account P.O. Box 1038, Station A 25 The Esplanade Toronto, Ontario, M5W 1G5	11,352,598(1)	67.8%
John B. Lepinski 1000 Austin Avenue Coquitlam, British Columbia, V3K 3P1	5,095,450 (1) (2) (3)	30.4%

(1)    These shares are held in the names of brokerage clearing houses and management of the Corporation is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in brokerage houses.

(2)    2,330,000 of these shares are held in the name of Masco Capital Inc., 2,105,446 are registered in the name of Robak Industries Ltd. and 281,000 are held in the name of Deborah Resources Ltd.  Masco Capital Inc., Robak Industries Ltd. and Deborah Resources Ltd. are companies controlled by John B. Lepinski, President of Getty Copper Inc.  On April 30th, 2003, Mr Lepinski filed notice with regulatory authorities advising of a proposed private sale or option of  an aggregate of  4,000,000 of these shares however any sale pursuant thereto will occur after the record date therefore such shares  will be voted by Mr Lepinski at the Meeting.

(3)     Subsequent to the record date 6,000,000 shares were issued to Robak Industries Ltd bringing the total held by John Lepinski  to 11,095,450 and his percentage of issued shares to 48.8%.

THE ABOVE INFORMATION WAS SUPPLIED BY COMPUTERSHARE TRUST COMPANY OF CANADA, THE CORPORATION’S REGISTRAR AND TRANSFER AGENT.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the year ended December 31, 2002 and the report of the auditor thereof will be placed before the Meeting.  The audited financial statements and the report of the auditor were mailed to Common shareholders with the Notice of Meeting and the Management Proxy Circular.  Additional copies may be obtained from the Secretary of the Corporation upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.  If there are more nominees for election as directors or appointment of the Corporation’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filed all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the number of directors of the Corporation shall be a minimum of one and a maximum of seven.  The term of office of each of the current directors will end at the conclusion of the Meeting.  Each director elected will hold office until the conclusion of the next annual meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the By-Laws of the Corporation or the provisions of the Canada Business Corporations Act.

The following table sets out the names of management’s five nominees for election as directors, all offices in the Corporation each now holds, each nominee’s municipality of residence and principal occupation, business or employment, the period of time during which each has been a director of the Corporation and the number of shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 5, 2003.

Name, Position and Municipality of Residence	Occupation, Business or employment(1)	Period a Director of Corporation	Shares Beneficially Owned or Controlled(1)
John B. Lepinski President, Chief Executive Officer and director Coquitlam, B.C.	Businessman; Chief Executive Officer, President and a Director of Getty Copper Corp., Robak Industries Ltd., John B. Pub Ltd., Masco Capital Inc., Deborah Resources Ltd. and Genco Resources Ltd.	June 30, 1992 to date.	5,095,450 (2)
Donald R. Willoughby Secretary, Chief Financial Officer and director Vancouver, B.C.	Chartered Accountant, President, D.R. Willoughby Inc., a corporate partner of Cinnamon Jang Willoughby & Company, Chartered Accountants.	June 30, 1992 to date.	270,000
Robert C. Gardner Vancouver, BC	Lawyer, QC, Businessman, Director of Genco Resources Ltd.	Proposed Nominee	125,000
Brian R.D. Smith Victoria, BC	Lawyer, QC, past Chairman BC Hydro, past Chairman Canadian National Railways, Past Attorney General of British Columbia, Past Minister of Energy and Mines for British Columbia, Past Minister of Education for British Columbia.	Proposed Nominee	-
Pat Raleigh Oakville, Ontario	Engineer, P.Eng, past principal Engineer Falconbridge Ltd.	Proposed Nominee	-
Jean-Jacques Treyvaud Director Boloeil, Quebec	Consultant and Financier.	September 18, 1996 to date	-
Vittorio A. Preto Director Saanichton, BC	Geologist; President, Preto Geological Inc.	May 6, 1997 to date.	25,000

(1)    The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(2)     6,000,000 shares issued to Robak Industries Ltd.; after record date 11,095,450 shares will be beneficially owned or controlled by John Lepinski.

As of May 5, 2003, the total beneficial security holdings of the current directors and officers are 5,390,450 shares and no options, which represent approximately 32.2% of the current outstanding shares

Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

The Corporation does not have an executive committee of its directors. The Corporation has formed an audit committee comprising a majority of unrelated directors.  The audit committee comprises William J. Cummer, Jean-Jacques Treyvaud and Donald R. Willoughby. The audit committee has had direct contact with the Corporation’s external auditors and has had direct involvement in the preparation of quarterly and annual financial statements.  The Corporation has also appointed a committee with a view to reviewing and proposing new nominees to the Board and this committee comprises three outside directors, Messrs. Cummer, Preto and Willoughby.

The Board generally requires that all material transactions receive prior Board approval.  In this regard, virtually all financing transactions are considered material to the Corporation, any property acquisitions and significant exploration programs receive the approval of the Board of Directors.

APPOINTMENT OF AUDITOR

Collins Barrow, Chartered Accountants, of 800 - 1030 West Georgia Street, Vancouver, British Columbia, V6E 3B9, will be nominated at the Meeting for reappointment as auditor of the Corporation at a remuneration to be fixed by the directors. Collins Barrow have been auditors of the Corporation since 1986.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

The Corporation has one executive officer, namely John B. Lepinski, its President and Chief Executive Officer.  During the Corporation’s financial year ended December 31, 2002 the aggregate direct remuneration paid or payable to the Corporation’s Chief Executive Officer by the Corporation and its subsidiaries, all of whose financial statements are consolidated with those of the Corporation was nil.  The sum of $30,000 was billed by Freeway Properties Inc., a Corporation controlled by Mr. Lepinski, as management fees.

John B. Lepinski, the Corporation’s President and Chief Executive Officer, is the “Named Executive Officer” of the Corporation for the purposes of the following disclosure.  The compensation paid to the Named Executive Officer during the Corporation’s three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John B. Lepinski, President and Chief Executive Officer	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Long Term Incentive Plan Awards

No long-term incentive plan awards have been made to the Named Executive Officer for the Corporation's most recently completed financial year or at any time.

Share Options

No share options or share appreciation rights were granted to or exercised by the Named Executive Officer during the financial year ended December 31, 2002.  All outstanding unexercised options held by the Named Executive Officer expired on January 29, 2002.

No share options and share appreciation rights were amended on behalf of the Named Executive Officer during the financial year ended December 31, 2002.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Corporation and the Named Executive Officer.  However, the Corporation is a party to a management contract with Freeway Properties Inc., a Corporation controlled by John B. Lepinski, a director and the Named Executive Officer of the Corporation.  Freeway Properties Inc. is engaged to perform management services at a cost of $2,500 per month.

Compensation of Directors

There are no arrangements under which directors were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.  No options have been granted to directors since the commencement of the last completed financial year end of the Corporation.

ADDITIONAL CORPORATION INFORMATION

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of the Corporation or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to the Corporation.

Interest of Insiders in Material Transactions

None of the insiders have had any interest in any material transaction affecting the Corporation in the previous year or which is proposed for the ensuing year except as disclosed herein or in a previous management circular.

On December 9, 2002, the Corporation held a Special Meeting whereby the shareholders approved an ordinary resolution of disinterested shareholders authorizing a proposed agreement between the Corporation and Robak Industries Ltd. to acquire the Getty South property (as to 50%) and 100 % of the Southwest and Central mineral claims (each subject to a 1.5% NSR) for a total of 12.0 million (pre-reversed-split) fully paid common shares.   The transaction received TSX Venture Exchange approval on March 7, 2003 and details of the transaction can be reviewed in the management proxy circular prepared for the December 9, 2002 meeting which is publicly accessible at www.sedar.com.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, director or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and as set out herein.

Management Contracts

No management services for the Corporation are, to any substantial degree, performed by persons other than the senior officers and directors of the Corporation.

OTHER MATTERS

The Directors are not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Management Proxy Circular.

SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2004 annual meeting of the Corporation (expected to be held in June 2004) must be received by the Secretary of the Corporation on or before the close of business on March 12, 2004. (90 days from the anniversary date of the 2004 annual meeting.)

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Coquitlam, British Columbia, May 5, 2003.

“John B. Lepinski”

   “Donald R. Willoughby”

John B. Lepinski President and Chief Executive Officer	Donald R. Willoughby Secretary and Chief Financial Officer

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, B.C. V3K 3P1

Telephone:  (604) 931-3231

Telecopy:  (604) 931-2814

P R O X Y

This proxy is solicited by the management of GETTY COPPER INC. (the “Corporation”) for the Annual Meeting of its shareholders (the “Meeting”) to be held on June 10 , 200 3 ..

The undersigned hereby appoints John B. Lepinski, Chief Executive Officer and President of the Corporation, or failing him, Donald R. Willoughby, Chief Financial Officer and Secretary of the Corporation, or instead of either of the foregoing, (insert name) _________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at 1500 -1055 West Georgia Street, Vancouver, British Columbia, on June 10 , 200 3 at 9:30 a.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.    Election of Directors

The nominees proposed by management of the Corporation are:

JOHN B. LEPINSKI	Vote For _____	Withhold Vote _____
DONALD R. WILLOUGHBY	Vote For _____	Withhold Vote _____
ROBERT C. GARDNER	Vote For _____	Withhold Vote _____
BRIAN R.D. SMITH	Vote For _____	Withhold Vote _____
PAT RALEIGH	Vote For _____	Withhold Vote _____
JEAN-JACQUE TREYVAUD	Vote For _____	Withhold Vote _____
VITTORIO A. PRETO	Vote For _____	Withhold Vote _____

 (Please advise the Corporation of any change of address)

2.   Auditors

Vote For _____ Withhold _____ Vote on the resolution to appoint Collins Barrow, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ____________________________________________, 200 3 ..

(If this form of proxy is not dated in the space provided, it is deemed to bear the date June 5, 200 3 ..)

_____________________________________________________________

Signature of Shareholder

_____________________________________________________________

(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (416) 263-9394 683-3694, by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof.  Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification.  Unless marked to the contrary below, this proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.  In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

Discretion Conferred

The undersigned hereby grants or withholds ¨ authority of the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.

SUPPLEMENTAL MAILING LIST

R E T U R N   C A R D

TO:

Getty Copper Inc.

The undersigned certifies that the undersigned is the owner of securities of GETTY COPPER INC .. (the “Corporation”) and requests that the undersigned be placed on the Corporation’s Supplemental Mailing List in order to receive the Corporation’s interim financial statements.

DATED: ________________, 200 3 ..

________________________________________________________

Signature

________________________________________________________

Name - Please Print

________________________________________________________

Address

________________________________________________________

________________________________________________________

Postal Code

________________________________________________________

E-mail address

________________________________________________________

Name and title of person signing if different from name above.

In accordance with National Instrument 54-102 Interim Financial Statement and Report Exemption , both registered and non-registered (beneficial) shareholders may request annually that their names be added to an issuer’s supplemental mailing list in order to receive certain interim financial statements.  If you wish to receive such statements, please complete and return this form to:

Electronic Data Filing Inc.

Suite 822-470 Granville Street

Vancouver, BC V6C 1V5

“By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.”